UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

TAILWIND FINANCIAL INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
874023 10 4
(CUSIP Number)
Andrew A. McKay, Chief Executive Officer Tailwind Financial, Inc. BCE Place, 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3 (416) 601-2422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874023 10 4	Page 2 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TFC Holdings Ltd. IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated under the provisions of the Business Corporations Act (Ontario)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CORP

CUSIP No. 874023 10 4	Page 3 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Parkwood Holdings Ltd. IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated under the provisions of the Business Corporations Act (Ontario)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CORP

CUSIP No. 874023 10 4	Page 4 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jovian Asset Management Inc. IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated under the provisions of the Business Corporations Act (Ontario)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CORP

CUSIP No. 874023 10 4	Page 5 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jovian Capital Corporation IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in Alberta but continuing under the federal laws of Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CORP

CUSIP No. 874023 10 4	Page 6 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). JovFunds Management Inc. IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated under the provisions of the Business Corporations Act (Ontario)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CORP

CUSIP No. 874023 10 4	Page 7 of 23 Pages

1	NAME OF REPORTING PERSONs. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gordon A. McMillan IRS Identification number: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5) 8 SHARED VOTING POWER 3,593,750 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 (See Item 5) 10 SHARED DISPOSITIVE POWER 3,593,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                      Security and Issuer

Title of Class of Equity Securities:  Common Shares, $0.001 par value

Address of Issuer:  BCE Place, 181 Bay Street, Suite 2040, Toronto, Ontario, Canada M5J 2T3

Item 2.                      Identity and Background

(a)           Name:

1.           TFC Holdings Ltd.
2.           Parkwood Holdings Ltd.
3.           Jovian Asset Management Inc.
4.           Jovian Capital Corporation
5.           JovFunds Management Inc.
6.           Gordon A. McMillan

Please see Schedule A for the names and addresses of the directors and executive officers of the Reporting Persons who are not individuals.

(b)           Business or Residence Address:

1.	TFC Holdings Ltd. BCE Place, 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

2.	Parkwood Holdings Ltd. BCE Place, 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

3.	Jovian Asset Management Inc. 26 Wellington Street East, Suite 920 Toronto, Ontario, Canada M5E 1S2

4.	Jovian Capital Corporation 26 Wellington Street East, Suite 920 Toronto, Ontario, Canada M5E 1S2

5.	JovFunds Management Inc. Attn: Gordon A. McMillan, Chairman 181 Bay Street, Suite 3740 Toronto, Ontario, Canada MJY 2T3

6.	Gordon A. McMillan BCE Place, 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

(c)           Principal Business or Present Principal Occupation or Employment and Name, Principal Business and Address of Employer:

1.	TFC Holdings Ltd.:	Financial services
2.	Parkwood Holdings Ltd.:	Financial services
3.	Jovian Asset Management Inc.:	Financial services
4.	Jovian Capital Corporation:	Financial services
5.	JovFunds Management Inc.:	Financial services
6.	Gordon A. McMillan
Principal occupation:  Chairman of the Board of Tailwind Financial Inc.
Tailwind Financial Inc. – Financial services
BCE Place, 181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3

With respect to the Reporting Persons who are not individuals, please see Schedule A for the principal employment and the names and addresses of the employers of each of such Reporting Persons’ directors and executive officers.

(d)  None of the Reporting Persons, nor, with respect to TFC Holdings Ltd., Parkwood Holdings Ltd., Jovian Asset Management Inc., Jovian Capital Corporation, or JovFunds Management Inc., any of their respective directors or executive officers as set forth on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years, none of the Reporting Persons, nor, with respect to TFC Holdings Ltd., Parkwood Holdings Ltd., Jovian Asset Management Inc., Jovian Capital Corporation or JovFunds Management Inc., any of their respective directors or executive officers as set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Jurisdiction of Incorporation or Citizenship:

TFC Holdings Ltd.:	Incorporated under the provisions of the Business Corporations Act (Ontario)
Parkwood Holdings Ltd.:	Incorporated under the provisions of the Business Corporations Act (Ontario)
Jovian Asset Management Inc.:	Incorporated under the provisions of the Business Corporations Act (Ontario)
Jovian Capital Corporation:	Incorporated in Alberta but continuing under the federal laws of Canada
JovFunds Management Inc.:	Incorporated under the provisions of the Business Corporations Act (Ontario)
Gordon A. McMillan:	Canadian

Please see Schedule A for the citizenship of the directors and executive officers of the Reporting Persons who are not individuals.

Item 3.                      Source and Amount of Funds or Other Consideration

On July 12, 2006 TFC Holdings Ltd. purchased 3,125,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) for $31,250.00 in cash from the Issuer in a private transaction.  On March 14, 2007, the Issuer effected a 1-for-1.15 stock split in the form of a stock dividend and the Common Stock converted into 3,593,750 shares (the “Record Shares”).  Up to 468,750 of such shares are redeemable in the event that the underwriter’s over-allotment option is not exercised in full in the Issuer’s Initial Public Offering (“IPO”).

The working capital of TFC Holdings Ltd. was the source of funds for the purchase.  No part of the purchase price paid by TFC Holdings Ltd. was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Item 4.                      Purpose of Purchase

The Issuer is a blank check development stage company organized under the laws of the State of Delaware that was formed to acquire, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination (“Business Combination”), one or more businesses in the financial services industry.

The Record Shares shall be held in escrow until the first anniversary of the consummation of a Business Combination and in accordance with the terms of a Securities Escrow Agreement entered into by and among the Issuer, each of the holders of securities of the Issuer and American Stock Transfer & Trust Company (the “Escrow Agent”).

TFC Holdings Ltd. acquired the Record Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, TFC Holdings Ltd. and other Reporting Persons may dispose of or acquire additional Shares of the Issuer.  Except as set forth in this Schedule 13D, and in particular, in connection with a Business Combination, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)
The aggregate number of common shares to which this Schedule 13D relates is 3,593,750 shares, representing 23.0% of the 15,625,000 common shares of Tailwind Financial Inc. outstanding as of the IPO consummated on April 17, 2007, assuming the underwriter does not exercise its over-allotment option.

(b)
TFC Holdings Ltd. is the owner of the Record Shares.  TFC Holdings Ltd. is owned 97% by Parkwood Holdings Ltd. (“Parkwood”) and 1% each by Messrs. Robert C. Hain, Stephen T. Moore and Robert Penteliuk. Members of TFC Holdings Ltd. have the right to vote the shares of the Issuer’s common stock that TFC Holdings Ltd. holds pro rata in accordance with each member's interest in TFC Holdings Ltd.  On August 24, 2006, JovFunds Management Inc. (“JovFunds”) became a stockholder of Parkwood.  JovFunds owns 50%, Mr. Gordon A. McMillan owns 37.5% and Mr. Andrew A. McKay owns 12.5% of Parkwood.  As of April 2, 2007, Jovian Asset Management Inc., a wholly owned subsidiary of Jovian Capital Corporation, owns 100% of the non-voting equity shares and the voting shares of JovFunds.  Accordingly, Jovian Capital Corporation may be deemed to be the beneficial owners of the shares of the company owned by JovFunds. Each of Messrs. McMillan and McKay, JovFunds, Jovian Asset Management Inc. and Jovian Capital Corporation disclaims beneficial ownership with respect to the shares beneficially owned by Parkwood except to the extent of their respective pecuniary interests therein.

Each of the Reporting Persons may be deemed to own beneficially 23.0% of the Issuer’s Common Stock, which percentage is calculated based on 15,625,000 shares reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), which was filed on April 12, 2007 with the Securities and Exchange Commission.  Each of the Reporting Persons, except TFC Holdings, Ltd., disclaims beneficial ownership of the Record Shares except to the extent of their respective pecuniary interest therein, if any.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5.

Item 7.                      Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TFC HOLDINGS LTD. By: /s/ Andrew A. McKay
Name: Andrew A. McKay Title: Chief Executive Officer

PARKWOOD HOLDINGS LTD. By: /s/ Andrew A. McKay
Name: Andrew A. McKay Title: Chief Executive Officer

JOVIAN ASSET MANAGEMENT INC. By: /s/ Philip Armstrong
Name: Philip Armstrong Title: Chief Executive Officer

JOVIAN CAPITAL CORPORATION By: /s/ Philip Armstrong
Name: Philip Armstrong Title: Chief Executive Officer

JOVFUNDS MANAGEMENT INC. By: /s/ Philip Armstrong
Name: Philip Armstrong Title: Chief Executive Officer

/s/ Gordon A. McMillan
Gordon A. McMillan

SCHEDULE A

2.               Identity and Background of Directors and Executive Officers of Reporting Persons who are not individuals:

TFC Holdings Ltd.

Directors:	Andrew A. McKay
c/o TFC Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
	Citizenship:	British
	Principal occupation:	Chief Executive Officer and President of Tailwind Financial Inc.
	Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Gordon A. McMillan
c/o TFC Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
	Citizenship:	Canadian
	Principal occupation:	Chairman of Tailwind Financial Inc.
	Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Philip Armstrong
c/o TFC Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
	Citizenship:	Canadian
	Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
	Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920 Toronto, Ontario, Canada M5E 1S2

Executive Officers:

Andrew A. McKay
c/o TFC Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
Citizenship:	British
Principal occupation:	Chief Executive Officer and President of Tailwind Financial Inc.
Name and Address of Employer:	Tailwind Financial Inc.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3

Gordon A. McMillan
c/o TFC Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
Citizenship:	Canadian
Principal occupation:	Chairman of Tailwind Financial Inc.
Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Parkwood Holdings Ltd.

Directors:	Andrew A. McKay
c/o Parkwood Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
	Citizenship:	British
	Principal occupation:	Chief Executive Officer and President of Tailwind Financial Inc.
	Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Gordon A. McMillan
c/o Parkwood Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
	Citizenship:	Canadian
	Principal occupation:	Chairman of Tailwind Financial Inc.
	Name and Address of Employer:	Tailwind Financial Inc. BCE Place, 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Philip Armstrong
c/o Parkwood Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
Citizenship:	Canadian
Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920 Toronto, Ontario, Canada M5E 1S2

Executive Officers:

Andrew A. McKay
c/o Parkwood Holdings Ltd.
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
Citizenship:	British
Principal occupation:	Chief Executive Officer and President of Tailwind Financial Inc.
Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Gordon A. McMillan
c/o Parkwood Holdings Ltd
BCE Place
181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3
Citizenship:	Canadian
Principal occupation:	Chairman of Tailwind Financial Inc.
Name and Address of Employer:	Tailwind Financial Inc. BCE Place 181 Bay Street, Suite 2040 Toronto, Ontario, Canada M5J 2T3

Jovian Asset Management Inc.

Directors:	Philip Armstrong
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
	Citizenship:	Canadian
	Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
	Name and address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Donald McFarlane
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Principal of MGI Securities Inc.
Name and address of Employer:	MGI Securities Inc.
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Mark Arthur
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Executive Vice-President of Jovian Capital Corporation
Name and address of Employer:	Jovian Capital Corporation 26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Executive Officers:

Philip Armstrong
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
Name and address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Donald McFarlane
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Principal of MGI Securities Inc.
Name and address of Employer:	MGI Securities Inc.
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Mark Arthur
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Executive Vice-President of Jovian Capital Corporation

Name and address of Employer:	Jovian Capital Corporation 26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jason Mackey
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chief Financial Officer of Jovian Capital Corporation
Name and address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jeffrey Green
c/o Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Managing Partner of Jovian Asset Management Inc.
Name and address of Employer:	Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jovian Capital Corporation

Directors:	Philip Armstrong
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
	Citizenship:	Canadian
	Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
	Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Mark Arthur
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
	Citizenship:	Canadian
	Principal occupation:	Executive Vice-President of Jovian Capital Corporation
	Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Bradley Griffiths
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Managing Director of Capital Markets at MGI Securities Inc.
Name and Address of Employer:	MGI Securities Inc.
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Donald McFarlane
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Principal of MGI Securities Inc.
Name and Address of Employer:	MGI Securities Inc.
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Derek Nelson
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chairman/Vice-Chairman of MGI Securities Inc.
Name and Address of Employer:	MGI Securities Inc.
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Bradley D. Rice
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	President of Acquire Capital Inc.
Name and Address of Employer:	Acquire Capital Inc.
102-5 Donald Street
Winnipeg, Manitoba R3L 2T4
Donald H. Penny
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chairman of Meyers Norris Penny LLP
Name and Address of Employer:	Meyers Norris Penny LLP
500-1661 Portage Avenue
Winnipeg, Manitoba R3J 3T7

John M. McKimm
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chairman of Brainhunter Inc.
Name and Address of Employer:	Brainhunter Inc.
Two Sheppard Avenue East, Suite 700
Toronto, Ontario, Canada M2N 5Y7
Patrick J. Matthews
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Self employed business consultant
Name and Address of Employer:	c/o Patrick J. Matthews
110 Clearwater Bay
Winnipeg, Manitoba R2J 2T5

Melvin A. Macrae
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	President of M.A.M. Financial Services Ltd.
Name and Address of Employer:	M.A.M. Financial Services Ltd.
44 Trigwell Bay
Winnipeg, Manitoba R3K 0H8
Thomas Rice
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chairman of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Executive Officers:

Philip Armstrong
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Duriya Patel
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Secretary and General Counsel of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jason Mackey
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chief Financial Officer of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Mark Arthur
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Executive Vice-President of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Malcolm Anderson
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	President and Chief Executive Officer of Rice Financial Group Inc.
Name and Address of Employer:	Rice Financial Group Inc.
491 Portage Avenue
Winnipeg, Manitoba R3B 2E4
J. Russell Lindsay
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Chief Operating Officer of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Thomas J. Rice
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	President of Acquire Capital Inc.
Name and Address of Employer:	Acquire Capital Inc.
102-5 Donald Street
Winnipeg, Manitoba R3L 2T4
Dona Eull-Schultz
c/o Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2
Citizenship:	Canadian
Principal occupation:	Vice President of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

JovFunds Management Inc.

Directors:	Gordon A. McMillan
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
	Citizenship:	Canada
	Principal occupation:	Chairman of Tailwind Financial Inc.
	Name and Address of Employer:	Tailwind Financial Inc.
BCE Place 181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3

Steven J. Hawkins
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
	Citizenship:	Canadian
	Principal occupation:	Managing Partner of JovFunds Management Inc.
	Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3

Philip Armstrong
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
	Citizenship:	Canadian
	Principal occupation:	Chief Executive Officer of Jovian Capital Corporation
	Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Mark Arthur
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Executive Vice-President of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jeffrey Green
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Managing Partner of Jovian Asset Management Inc.
Name and Address of Employer:	Jovian Asset Management Inc.
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Executive Officers:

Gordon A. McMillan
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canada
Principal occupation:	Chairman of Tailwind Financial Inc.
Name and Address of Employer:	Tailwind Financial Inc.
BCE Place 181 Bay Street, Suite 2040
Toronto, Ontario, Canada M5J 2T3

Duriya Patel
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Secretary and General Counsel of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Jason Mackey
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Chief Financial Officer of Jovian Capital Corporation
Name and Address of Employer:	Jovian Capital Corporation
26 Wellington Street East, Suite 920
Toronto, Ontario, Canada M5E 1S2

Steven J. Hawkins
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Managing Partner of JovFunds Management Inc.
Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3

Raj Lala
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	President of JovFunds Management Inc.
Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3

Peter Rizakos
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Managing Partner of JovFunds Management Inc.
Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3

Djenane Cameron
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Managing Director of JovFunds Management Inc.
Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3

Kevin S. Beatson
c/o JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3
Citizenship:	Canadian
Principal occupation:	Managing Director of JovFunds Management Inc.
Name and Address of Employer:	JovFunds Management Inc.
181 Bay Street, Suite 3740
Toronto, Ontario, Canada MJY 2T3